Exhibit 99.1

Alpha Tau Announces FDA Approval of IDE to Initiate Multi-Center Pivotal Study of Alpha DaRT™ in Recurrent Cutaneous SCC

JERUSALEM, June 8, 2022 /PRNewswire/ -- Alpha Tau Medical Ltd. (Nasdaq: DRTS and DRTSW), ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that the U.S. Food and Drug Administration (FDA) has conditionally approved the Company's Investigational Device Exemption (IDE) application to initiate its multi-center pivotal study for the treatment of recurrent cutaneous Squamous Cell Carcinoma (SCC) using the Alpha DaRT.

The clinical study, entitled “A Prospective Multicenter, Pivotal, Single Arm, Open Label Clinical Study to Assess the Efficacy and Safety of Intratumoral Alpha DaRT for the Treatment of Patients with Recurrent Cutaneous Squamous Cell Carcinoma” has been approved to enroll up to 86 U.S. patients at up to 20 institutions in the U.S., in addition to any sites that may be added outside the U.S., and will focus on patients with recurrent cutaneous SCC who have failed at least first line standard of care therapy and are not indicated for another curative standard of care therapy.

"We are very excited about the upcoming commencement of our U.S. pivotal study, undoubtedly our most significant clinical trial to date," commented Alpha Tau CEO Uzi Sofer. "Our receipt of FDA conditional approval of our IDE submission is a critical milestone on our journey to bringing this exciting new therapy to patients in the U.S. and around the world"

Dr. Robert B. Den, Alpha Tau Chief Medical Officer, added, “We are thrilled to have received FDA conditional approval of our IDE, after tremendous focus on the U.S. over the past year, including successful completion of our pilot study and the upcoming initiation of this pivotal study under the FDA’s Breakthrough Device Designation Program. We have seen tremendous engagement and excitement from dozens of leading institutions in the U.S. and around the world, keen to be part of this study, and look forward to working with them on this clinical study.”

Yaniv Sagie, Alpha Tau VP Quality and Regulatory Affairs, noted, “This amazing milestone represents the culmination of Alpha Tau’s rigorous teamwork and unwavering commitment to quality and regulatory excellence.”

About Alpha DaRT™

Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral insertion of radium-224 impregnated seeds. When the radium decays, its short-lived daughters are released from the seed, and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's Annual Report on Form 20-F filed with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com